V.I. TECHNOLOGIES, INC.

134 Coolidge Avenue

Watertown, MA 02472

                                                                 January 20, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	V.I. Technologies, Inc.

Registration Statement on Form S-4 (Registration No. 333-116796)

Dear Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, V.I. Technologies, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-4 (Registration No. 333-116796), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting such withdrawal because it has filed a new Registration Statement on Form S-4 (Registration No. 333-121416) in connection with the revised terms of its proposed merger with Panacos Pharmaceuticals, Inc., and related matters. No securities were sold or will be sold under the Registration Statement.

Please address any questions you may have to Megan N. Gates, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone number (617) 542-6000, facsimile number (617) 542-2241.

Thank you for your assistance with this matter.

V.I. TECHNOLOGIES, INC.

By:	/s/ John R. Barr
John R. Barr President and Chief Executive Officer

cc:	Securities and Exchange Commission

Jeffrey P. Riedler

Sonia Barros

Dana Hartz

Mary Mast

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William T. Whelan, Esquire

Megan N. Gates, Esquire

Panacos Pharmaceuticals, Inc.

Samuel K. Ackerman, M.D.

Cooley Godward LLP

Christian E. Plaza, Esquire